Skadden, Arps, Slate, Meagher & Flom llp

525 University Avenue

Palo Alto, California 94301

DIRECT DIAL (650) 470-3130 DIRECT FAX (650) 798-6510 EMAIL ADDRESS MICHAEL.MIES@SKADDEN.COM	TEL: (650) 470-4500 FAX: (650) 470-4570 www.skadden.com

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February 23, 2021

VIA EDGAR Karina Dorin Division of Corporation Finance Office of Energy & Transportation U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

RE:	TCW Special Purpose Acquisition Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed February 19, 2021

File No. 333-252775

Dear Ms. Dorin:

Set forth below is the response of TCW Special Purpose Acquisition Corp. (the “Company”, “we,” “us” or “our”) to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 23, 2021, with respect to Amendment No. 2 to Registration Statement on Form S-1, File No. 333-252775, filed with the Commission on February 19, 2021 (the “Registration Statement”). Concurrently with the submission of this letter, we are filing Amendment No. 3 to the Registration Statement (the “Amendment”).

For your convenience, the response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amendment unless otherwise specified.

U.S. Securities and Exchange Commission

February 23, 2021

Amendment No. 2 to Registration Statement on Form S-1 filed February 19, 2021

Exhibits

1.	In response to comment 2, you revised Section 9.3 of Ex 4.4 to disclose that the exclusive forum provision in your warrant agreement applies to actions arising under the Securities Act. However, we reissue comment 2 as it related to the application of your exclusive forum clause in your warrant agreement to claims under the Exchange Act. In this regard, we note your disclose on page 62 that the exclusive forum provision in your warrant agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Please revise the exclusive forum provision in Section 9.3 of your Form of Warrant Agreement filed as Exhibit 4.4. to state this clearly.

Response: The Company advises the Staff that the Company’s Form of Warrant Agreement, included as Exhibit 4.4 of the Amendment, will clearly state that the exclusive forum provision in your warrant agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.

*   *   *

Please contact me at (650) 470-3130 should you require further information.

Very truly yours,

Michael Mies

cc:	TCW Special Purpose Acquisition Corp.

Joseph R. Shaposhnik

cc:	Ropes & Gray LLP

Paul Tropp and Michael Pilo